Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE COMPOSITION

Valcourt, Quebec, June 1, 2023 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) (the “Company”) held earlier today its annual meeting of shareholders in a virtual format. The meeting was broadcasted via live webcast and the recording will be available shortly on BRP’s website at www.brp.com.

During the meeting, the Company acknowledged the departure from the Board of Directors of Mr. Louis Laporte and thanked him for his many years of contribution to the success of the Company. Mr. Laporte has been a member of the Board of Directors since the inception of BRP in 2003 and he has been a member of the Investment and Risk Committee since the Company’s initial public offering. He also acted as Chairman of the Investment and Risk Committee for six of those ten years.

At the meeting, all of the nominees for directors listed in the Company’s management proxy circular dated April 27, 2023 were elected by a majority of the votes cast by shareholders present or represented by proxy. Voting results for each nominee were as follows:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	281,093,825	99.43%	1,614,458	0.57%

Pierre Beaudoin	270,113,810	95.55%	12,594,472	4.45%

Joshua Bekenstein	264,414,129	93.53%	18,294,153	6.47%

José Boisjoli	281,034,099	99.41%	1,674,183	0.59%

Charles Bombardier	281,093,495	99.43%	1,614,786	0.57%

Ernesto M. Hernández	282,621,322	99.97%	86,960	0.03%

Katherine Kountze	282,621,749	99.97%	86,534	0.03%

Estelle Métayer	282,144,893	99.80%	563,388	0.20%

Nicholas Nomicos	282,340,601	99.87%	367,681	0.13%

Edward Philip	278,408,071	98.48%	4,300,212	1.52%

Michael Ross	282,685,472	99.99%	22,809	0.01%

Barbara Samardzich	282,508,883	99.93%	199,400	0.07%

Changes to the Board Committees

Mr. Nicholas Nomicos has joined the Investment and Risk Committee, replacing Mr. Laporte, while Mr. Michael Ross joined the Audit Committee. As a result of the foregoing changes, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources & Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee
Pierre Beaudoin		Member		Member
Joshua Bekenstein		Member		Member
José Boisjoli (Chair)			Member
Charles Bombardier			Member
Katherine Kountze	Member
Ernesto M. Hernández	Member		Member
Estelle Métayer	Member			Member
Nicholas Nomicos	Chair		Member
Edward Philip		Chair		Chair
Michael Ross	Member
Barbara Samardzich (Lead independent director)		Member	Chair

To learn more about BRP’s Board members, click here.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Mélanie Montplaisir	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com